SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2007

___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2007

with

AUDITOR’S REPORT

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

CONTENTS

Page

Independent Auditor’s Report

1

Financial Statements:

Statements of Net Assets Available for Plan Benefits

2

Statements of Changes in Net Assets Available for Plan Benefits

3

Notes to the Financial Statements

4 - 8

Supplemental Schedule:

Schedule of Assets Held for Investment

 Purposes

9

[LOGO] Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR’S REPORT

To the Participants and Administrator of

 Computer Task Group, Inc.

 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended December 31, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

June 24, 2008

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31,

ASSETS	2007	2006

Investments at market value:
Shares of registered investment companies	$121,774,645	$115,803,846
Common Collective Trust	10,131,812	10,626,291
Employer securities	454,172	991,686
Participant loans	1,315,411	1,369,907
	133,676,040	128,791,730
Receivables:
Employee contributions	383	-
Employer contributions	230	345
	613	345

Net assets available for plan benefits at fair value	133,676,653	128,792,075

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	99,873	172,021

Net assets available for plan benefits	$133,776,526	$128,964,096

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31,

	2007	2006
Sources of net assets:
Employee contributions	$12,086,285	$11,568,992
Employer contributions	2,308,337	2,404,265
Interest and dividend income	9,228,660	6,345,480
Realized gain (loss) on investment transactions	18,312	19,797
Unrealized gain on investment transactions	27,613	8,068,403
Total sources of net assets	23,669,207	28,406,937

Applications of net assets:
Termination benefits and withdrawal payments	18,817,689	15,962,631
Administrative expenses	39,088	12,048
Total applications of net assets	18,856,777	15,974,679

Increase in net assets	4,812,430	12,432,258

Net assets available for plan benefits:
Beginning of year	128,964,096	116,531,838

End of year	$133,776,526	$128,964,096

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is funded by employee and employer contributions and covers substantially all employees of Computer Task Group, Inc. (CTG) who complete one hour of service.  Broker commissions associated with investment transactions are paid by the Plan.  The assets of the Plan are maintained in mutual funds, a common collective trust fund and employer stock held by MFS Retirement Services (MFS).  On January 1, 2006 Sun Life Financial, Inc. acquired MFS.  In March 2007, the name was changed to Sun Life Retirement Services, Inc. (Sun Life). Reliance Trust Company is the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year.  In addition, the Plan may contribute a discretionary supplemental matching contribution.  The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

Vesting - Participants are vested immediately in their contributions plus actual earnings or less actual losses thereon.  Participants become 20% vested in employer contributions after two years, 50% after three years of service and fully vested after four years of service.  Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions.  For the year ended December 31, 2007, forfeited nonvested accounts totaled $653,230 ($533,373 - 2006).

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs.  The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000.  If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

Participants who attained age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan by request.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.  Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly by the Company.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - The Plan invests principally in various mutual funds, a common collective trust fund and unitized fund comprised of common stock of Computer Task Group, Inc. and a money market fund. All investments are presented at market value based upon quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  The Plan’s interest in the collective trust is valued at fair value based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  Participant loans are valued at their outstanding balances, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits - Benefits are recorded when paid.

Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.  The Plan has applied for a new determination letter in 2008.

Recently Issued Accounting Pronouncements - In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."  This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS No. 157 applies to fair value measurements already required or permitted by existing standards.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The changes to generally accepted accounting principles in the United States of America from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.  As of December 31, 2007, the Plan does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements for a fiscal period.

NOTE 3. - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006
MFS Growth Allocation A	$29,593,628	$28,646,518
MFS Value A	$15,807,676	$16,395,523
MFS Moderate Allocation A	$15,410,724	$13,223,105
MFS Fixed Fund	$10,131,812	$10,626,291
Fidelity Low-Priced Stock	$8,976,619	$10,898,117
American Funds Growth Fund of America	$8,460,215	$7,353,642
Alliance Bernstein International Value A	$7,779,714	$-
MFS Research Bond A	$7,625,434	$7,781,746
Templeton Foreign A	$-	$7,864,454

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - INVESTMENTS (CONTINUED)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $45,925 for the year ended December 31, 2007 ($8,088,200 - 2006) as follows:

	2007	2006

Shares of registered investment
companies	$156,741	$8,220,719

Common collective trust fund	(22,822)	(1,192)

Employer securities	(87,994)	(131,327)

Total appreciation	$45,925	$8,088,200

NOTE 4. - PARTY-IN-INTEREST TRANSACTIONS

The Plan investments are shares of mutual funds managed by MFS.  Sun Life, formerly MFS, is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $39,088 for the year ended December 31, 2007 ($12,048 - 2006).  The Plan also invests in employer securities through the CTG, Inc. unitized common stock fund.  CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest.  Investment income from investments sponsored by MFS and CTG, Inc. amounted to $6,241,634 for the year ended December 31, 2007 ($8,802,481 - 2006).

NOTE 5. - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for plan benefits per the financial statements	$133,776,526	$128,964,096
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(99,873)	(172,021)
Net assets available for plan benefits per the form 5500	$133,676,653	$128,792,075

NOTE 6. - SUBSEQUENT EVENT

            In March 2008, Sun Life was purchased by Hartford Financial Services Group, Inc.  This acquisition will not have any impact on the Plan.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2007

Identity of Issuer	Description of Investment	Fair Market Value

MFS*	MFS Growth Allocation A	$29,593,628
MFS*	MFS Value A	15,807,676
MFS*	MFS Moderate Allocation A	15,410,724
MFS*	MFS Fixed Fund	10,131,812
Fidelity Management Trust Fund	Fidelity Low Priced Stock	8,976,619
American Funds	American Funds Growth Fund of America	8,460,215
Alliance Bernstein	Alliance Bernstein International Value A	7,779,714
MFS*	MFS Research Bond A	7,625,434
Dreyfus	Dreyfus Basic S&P 500 Index	5,195,656
American Funds	American Fund Europacific	4,656,763
MFS*	MFS Aggressive Growth Allocation A	3,668,200
American Funds	American Funds Amcap	3,569,714
Lords Abbett	Lord Abbett Mid Cap Value A	3,098,794
MFS*	MFS Conservative Allocation A	2,802,279
Franklin	Franklin Small-Mid Cap Growth A	2,697,933
Royce	Royce Low Priced Stock	2,417,059
CTG*	CTG Stock Fund	454,172
MFS*	MFS Money Market	14,237
CTG 401(k) Retirement Plan*	Participant Loan Fund (interest rates ranging from 5%-10%)	1,315,411

		$133,676,040

*The above named institution is a party-in-interest.

See accompanying notes.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/Peter P. Radetich
Date: June 25, 2008

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                      Description

Exhibit 23                         Consent of Independent Registered Public Accounting Firm